Mail Stop 4561

December 11, 2006

Steven Goldman
President and Chief Executive Officer
Isilon Systems, Inc.
3101 Western Avenue
Seattle, Washington 98121

      Re: Isilon Systems, Inc.
              Amendment No. 3 to the Registration Statement on Form S-1
              Filed November 24, 2006
              File No. 333-137078

Dear Mr. Goldman:

      We have reviewed your amended registration statement and have the following comments.

Form S-1/A

Principal and Selling Stockholders, page 85

Over-Allotment Option, page 86

1.   As discussed in our phone conversation with Craig Sherman on December 8, 2006, please revise your disclosure to identify the individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all of the selling stockholders who are non-reporting entities. Please confirm that none of the selling stockholders are affiliates of registered broker-dealers. If any of the selling stockholders are affiliates of registered broker-dealers, expand the prospectus disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. Finally, expand your disclosure to state the material terms of the issuance transactions whereby the selling stockholders received the shares of common stock, or warrants exercisable for common stock, being offered for their accounts.

Part II

Exhibit 5.1

2. Please confirm that you concur with our understanding that the reference and limitation to "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 883-2699
Craig Sherman, Esq.
Mark L. Handfelt, Esq.
Wilson Sonsini Goodrich & Rosati
Telephone: (206) 883-2500